EXHIBIT 99.6
JAMES D. DONDERO
1300 Two Galleria Tower
13455 Noel Road, LB 45
Dallas, Texas 75240
November 11, 2005
Via Certified Mail
Motient Corporation
300 Knightsbridge Pkwy.
Lincolnshire, IL 60069
Attn: Mr. Robert L. Macklin, Esq.
Re:     Request for Certain Books and Records
Dear Mr. Macklin:
Pursuant to Section 220(d) of Delaware General Corporation Law (the “DGCL”), this letter shall constitute a written demand on Motient Corporation (the “Company”), to permit representatives on behalf of myself, in my role as a director of the Company, to inspect, and to make copies and extracts from, certain books and records of the Company (the “Requested Materials”). The purpose of this demand is to allow me to perform my role as a director and review information relating to the Company that has not been provided to me, including the following materials:
•	All minutes or resolutions (whether draft or executed) of the Company’s Board since July 1, 2005;

•	All documents related to any agreements between the Company and holders (including former holders) of the Series A Preferred Stock of the Company in connection with the exchange offer commenced by the Company on September 27, 2005 and completed by the Company on October 26, 2005 (the “Exchange Offer”);

•	All minutes or resolutions (whether draft or executed) of the Company’s Executive Committee since its creation;

•	Any documents conferring upon the Company’s Executive Committee its authority and/or powers;

•	Any documents or correspondence from the Company’s Audit Committee received by the Board or Executive Committee in connection with the supposed “investigation” by the Audit Committee of any issues in connection with the Exchange Offer;

•	Any valuations by third party experts received in connection with the Exchange Offer;

•	Copies of all correspondence received from the Securities and Exchange Commission relating to the Exchange Offer; and

•	Information regarding the status of the proposed transaction with Mobile Satellite Ventures, LP and the effect of the Exchange Offer on this proposed transaction.

EXHIBIT 99.6
My representatives are prepared to be present at the Company’s principal executive offices at 300 Knightsbridge Pkwy., Lincolnshire, Illinois, 60069, at 9:00 a.m., Lincolnshire time, on November 21, 2005, to inspect, and to make copies and extracts from, the Requested Materials. In accordance with Section 220(d) of the DGCL, if the Company does not respond to this demand as requested, I will apply to the Court of Chancery for an order to compel the inspection.

Sincerely,

/s/ James D. Dondero

James D. Dondero